FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that the below listed directors of Gold Fields Limited and/or various subsidiaries of Gold Fields
Limited and the Company Secretary, have acquired (off-market)
and/or sold (on-market) Gold Fields shares being the Performance
Vesting Restricted Shares (“PVRS”) allocated to them in terms of
The Gold Fields Limited 2005 Share Plan as set out below.

PVRS are conditionally awarded and the actual number of PVRS which should be settled to a participant three years after the original award date is determined by the company’s performance measured against the performance of five other major gold mining companies (the peer group) based on the relative change in the
Gold Fields share price compared to the basket of respective US dollar share prices of the peer group. The number of shares to be settled will range from 0% to 200% of the conditional award.

NJ Holland
Position Director of Gold Fields Ltd
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 7 March 2011
Number of Shares 26,726
Class of Security Ordinary Shares
Market price per share R122.48
Total Value R3,273,400.48
Vesting Period
The award vests on the third
anniversary following the grant
date
Nature of interest Direct and Beneficial
PA Schmidt
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 7 March 2011
Number of Shares 2,611
Class of Security Ordinary Shares
Market price per share R121.00
Total Value R315,931
Vesting Period The award vests on the third
anniversary following the grant
date
Nature of interest Direct and Beneficial

PA Schmidt
Position Director of Gold Fields Limited
Nature of transaction Off market acquisition of
shares in terms of the above
scheme
Transaction Date 7 March 2011
Number of Shares 1,000
Class of Security Ordinary Shares
Market price per share R121.00
Total Value R121,000.00
Vesting Period
The award vests on the third
anniversary following the grant
date
Nature of interest Direct and Beneficial
MD Fleischer
Position
Director on various Gold Fields
subsidiaries
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 7 March 2011
Number of Shares 18,492
Class of Security Ordinary Shares
Market price per share R122.48
Total Value R2,264,900.16
Vesting Period
The award vests on the third
anniversary following the grant
date
Nature of interest Direct and Beneficial
TW Rowland
Position
Director on various Gold Fields
subsidiaries
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 7 March 2011
Number of Shares 3,611
Class of Security Ordinary Shares
Market price per share R122.48
Total Value R442,275.28
Vesting Period The award vests on the third
anniversary following the grant
date
Nature of interest Direct and Beneficial

PL Turner
Position Director on various Gold Fields
subsidiaries
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 7 March 2011
Number of Shares 8,957
Class of Security Ordinary Shares
Market price per share R122.48
Total Value R1,097,053.36
Vesting Period
The award vests on the third
anniversary following the grant
date
Nature of interest Direct and Beneficial
JL Kruger
Position
Director on various Gold Fields
subsidiaries
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 7 March 2011
Number of Shares 13,435
Class of Security Ordinary Shares
Market price per share R122.48
Total Value R1,645,518.80
Vesting Period
The award vests on the third
anniversary following the grant
date
Nature of interest Direct and Beneficial
TD McKeith
Position
Director on various Gold Fields
subsidiaries
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 7 March 2011
Number of Shares 18,492
Class of Security Ordinary Shares
Market price per share R122.48
Total Value R2,264,900.16
Vesting Period
The award vests on the third
anniversary following the grant
date
Nature of interest Direct and Beneficial

J Pauley
Position
Director on various Gold Fields
subsidiaries
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 7 March 2011
Number of Shares 3,611
Class of Security Ordinary Shares
Market price per share R122.48
Total Value R442,275.28
Vesting Period
The award vests on the third
anniversary following the grant
date
Nature of interest Direct and Beneficial
C Farrel
Position Company Secretary
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 7 March 2011
Number of Shares 1,053
Class of Security Ordinary Shares
Market price per share R122.48
Total Value R128,971.44
Vesting Period
The award vests on the third
anniversary following the grant
date
Nature of interest Direct and Beneficial
C Farrel
Position Company Secretary
Nature of transaction
Off market acquisition of
shares in terms of the above
scheme
Transaction Date 7 March 2011
Number of Shares 1,475
Class of Security Ordinary Shares
Market price per share R122.48
Total Value R180,658.00
Vesting Period
The award vests on the third
anniversary following the grant
date
Nature of interest
Direct and Beneficial

SM Govender
Position Director on various Gold Fields
subsidiaries
Nature of transaction
On market sale of shares in
terms of the above scheme
Transaction Date 7 March 2011
Number of Shares 8,957
Class of Security Ordinary Shares
Market price per share R122.48
Total Value R1,097,053.36
Vesting Period
The award vests on the third
anniversary following the grant
date
Nature of interest Direct and Beneficial
In accordance with section 3.66 of the Listings Requirements the necessary clearance was obtained to grant the abovementioned SARS and PVRS.

10 March 2011
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dat: March 2011

GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
            Relations and Corporate Affairs